SUB-ITEM 77Q2

For period ended 12/31/95
File number 811-2798

                  Section 30(f) of the Investment Company Act of 1940 and
Section 16(a) of the Securities Exchange Act of 1934 require that the directors and officers of Shepmyers Investment Company (the "Company"), certain affiliated persons of Rittenhouse Financial Services, Inc. ("RFS"), and persons who own more than ten percent of the Company's shares file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of shares of the Company. Specific due dates have been established and the Company is required to disclose any failure to file by the specific due dates. To the Company's knowledge, all of these filing requirements were satisfied during 1995, except that Robert P. Myers, a director of the Company, did not file on a timely basis one report relating to one acquisition of shares. In making this disclosure, the Company has relied on copies of reports that were furnished to it and written representations of its directors, officers and RFS.